Exhibit 99.1

Materialise Reports Second Quarter 2022 Results

LEUVEN, Belgium—(BUSINESS WIRE)—July 28, 2022 — Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the second quarter ended June 30, 2022.

Highlights – Second Quarter 2022

•	Total revenue increased 14.5% to 58,070 kEUR compared to 50,713 kEUR for the second quarter of 2021.

•	Total deferred revenue from annual software sales and maintenance fees increased by 3,758 kEUR to 38,903 kEUR compared to December 31, 2021.

•	Adjusted EBITDA was 4,240 kEUR, compared to 6,925 kEUR for the 2021 period.

•	Net profit for the second quarter of 2022 was 896 kEUR, or 0.02 EUR per diluted share, compared to 3,367 kEUR, or 0.06 EUR per diluted share, for the 2021 period.

Executive Chairman Peter Leys commented, “Demand for the products and solutions of each of our three segments remained strong in these uncertain macro-economic times. Materialise’s revenue increased by almost 15% compared to the same period last year and our deferred revenue from annual software sales and maintenance fees increased by more than 10% compared to December 31, 2021. Encouraged by our solid top-line results, we are continuing to execute on our plan of investing in our growth businesses. As a result of inflation and, in particular, our increased labor costs, our Adjusted EBITDA for the quarter was 4,240 kEUR compared to 6,925 kEUR for the second quarter of 2021.”

Second Quarter 2022 Results

Total revenue for the second quarter of 2022 increased 14.5% to 58,070 kEUR from 50,713 kEUR for the second quarter of 2021. Adjusted EBITDA amounted to 4,240 kEUR for the second quarter of 2022 compared to 6,925 kEUR for the 2021 period. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the second quarter of 2022 was 7.3%, compared to 13.7% for the second quarter of 2021.

Revenue from our Materialise Software segment increased 6.1% to 10,642 kEUR for the second quarter of 2022 from 10,032 kEUR for the same quarter last year. Segment EBITDA decreased, including the effect of ongoing investments in Link3D, to 821 kEUR from 3,129 kEUR while the segment EBITDA margin was 7.7% compared to 31.2% for the prior-year period.

Revenue from our Materialise Medical segment increased 18.9% to 20,855 kEUR for the second quarter of 2022 compared to 17,544 kEUR for the same period in 2021. Segment EBITDA amounted to 4,474 kEUR for the second quarter of 2022 compared to 4,519 kEUR while the segment EBITDA margin was 21.5% compared to 25.8% for the second quarter of 2021.

Revenue from our Materialise Manufacturing segment increased 14.2% to 26,574 kEUR for the second quarter of 2022 from 23,268 kEUR for the second quarter of 2021. Segment EBITDA amounted to 1,581 kEUR compared to 1,850 kEUR for the same period last year, while the segment EBITDA margin was 5.9% compared to 8.0% for the second quarter of 2021.

Gross profit was 32,030 kEUR compared to 28,441 kEUR for the same period last year, while gross profit as a percentage of revenue decreased to 55.2% compared to 56.1% for the second quarter of 2021.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 25.1% to 33,613 kEUR for the second quarter of 2022 from 26,863 kEUR for the second quarter of 2021.

Net other operating income was 498 kEUR compared to 843 kEUR for the second quarter of 2021.

Operating result amounted to (1,084) kEUR compared to 2,421 kEUR for the second quarter of 2021.

Net financial result was 2,580 kEUR compared to 1,153 kEUR for the second quarter of 2021.

The second quarter of 2022 contained income tax expenses of (600) kEUR, compared to (207) kEUR in the second quarter of 2021.

As a result of the above, net profit for the second quarter of 2022 was 896 kEUR, compared to 3,367 kEUR for the same period in 2021. Total comprehensive income for the second quarter of 2022, which includes exchange differences on translation of foreign operations, was 771 kEUR compared to 4,344 kEUR for the 2021 period.

At June 30, 2022, we had cash and cash equivalents of 168,133 kEUR compared to 196,028 kEUR at December 31, 2021. Gross debt amounted to 90,474 kEUR, compared to 99,107 kEUR at December 31, 2021. As a result, our net cash position (cash and cash equivalents less gross debt) was 77,659 kEUR, a decrease of 19,262 kEUR, and included the effect of our call option exercise to acquire 100% of the shares of Link3D.

Cash flow from operating activities for the second quarter of the year 2022 was 8,636 kEUR compared to 8,871 kEUR for the same period in 2021. Total capital expenditures for the second quarter of 2022 amounted to 6,548 kEUR.

Net shareholders’ equity at June 30, 2022 was 234,921 kEUR compared to 232,577 kEUR at December 31, 2021.

2022 Guidance

Mr. Leys concluded, “The consecutive revenue growth posted by each of our segments in the first and second quarters of this year strengthens our confidence that our full year 2022 revenues will be at least 10% higher than in 2021. While inflation and effects of the war for talent, which are higher and more persistent than anticipated in the beginning of this year, weigh on our results, we continue to invest in our growth businesses. As a result, we currently expect that our consolidated EBITDA for the full year 2022 will be in the range of 20 mEUR to 25 mEUR.”

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.0387, the reference rate of the European Central Bank on June 30, 2022.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the second quarter of 2022 on Thursday, July 28, 2022, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

•

To access the conference call by phone, please click the link below at least 15 minutes prior to the scheduled start time and you will be provided with dial-in details. Participants can choose to dial in or to receive a call to connect to Materialise’s conference call.

•	https://register.vevent.com/register/BI03ce199a940d4a37b9b57caf54c5d59f

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the current armed conflict in Ukraine and the COVID-19 pandemic and related public health measures, as well as the related actions we are taking in response), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s most recent actual results to differ materially from our expectations, including risk factors described in the company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended June 30,			for the six months ended June 30,
In ‘000	2022	2022	2021(*)	2022	2021(*)
	U.S.$	€	€	€	€
Revenue	60,318	58,070	50,713	111,032	96,266
Cost of Sales	(27,048)	(26,040)	(22,272)	(50,118)	(43,258)
Gross Profit	33,270	32,030	28,441	60,914	53,009
Gross profit as % of revenue	55.2%	55.2%	56.1%	54.9%	55.1%

Research and development expenses	(9,302)	(8,955)	(6,844)	(16,770)	(13,380)
Sales and marketing expenses	(15,533)	(14,954)	(12,007)	(28,469)	(23,317)
General and administrative expenses	(10,079)	(9,704)	(8,012)	(18,148)	(15,565)
Net other operating income (expenses)	518	498	843	1,436	1,963
Operating (loss) profit	(1,126)	(1,084)	2,421	(1,036)	2,710

Financial expenses	(1,371)	(1,320)	(815)	(2,561)	(5,515)
Financial income	4,051	3,901	1,968	5,517	2,556
Share in loss of joint venture	—	—	—	—	—
(Loss) profit before taxes	1,554	1,496	3,574	1,921	(249)

Income Taxes (*)	(623)	(600)	(207)	(898)	(27)
Net (loss) profit for the period (*)	931	896	3,367	1,023	(275)
Net (loss) profit attributable to:	—
The owners of the parent	938	903	3,367	1,036	(275)
Non-controlling interest	(7)	(7)	—	(13)	—

Earning per share attributable to owners of the parent
Basic (*)	0.02	0.02	0.06	0.02	(0.01)
Diluted (*)	0.02	0.02	0.06	0.02	(0.01)

Weighted average basic shares outstanding	59,064	59,064	54,873	59,064	54,521
Weighted average diluted shares outstanding	59,095	59,095	55,115	59,100	54,521

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print.

Impact on the six months ended June 30 income taxes and net profit is (51)k€.

Impact on the year to date earnings per share is (0.01) €/share

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended June 30,			for the six months ended June 30,
In 000€	2022	2022	2021(*)	2022	2021(*)
	U.S.$	€	€	€	€
Net profit (loss) for the period (*)	931	896	3,367	1,023	(275)
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	(130)	(125)	929	1,291	1,975
Non-recycling
Fair value adjustments through OCI - Equity instruments	—	—	48	—	48
Other comprehensive income (loss), net of taxes	(130)	(125)	977	1,291	2,023
Total comprehensive income (loss) for the year, net of taxes	801	771	4,344	2,314	1,748
Total comprehensive income (loss) attributable to:
The owners of the parent	808	778	4,344	2,327	1,748
Non-controlling interests	(7)	(7)	—	(13)	—

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print.

Impact on the six months ended June 30 net profit is (51)k€.

Consolidated statement of financial position (Unaudited)

	As of June 30,	As of December 31,
In 000€	2022	2021
Assets
Non-current assets
Goodwill	45,184	18,726
Intangible assets	38,168	31,668
Property, plant & equipment	86,770	84,451
Right-of-Use assets	9,089	9,054
Investments in joint ventures	—	—
Deferred tax assets	224	227
Investments in convertible loans	3,684	3,560
Investments in non-listed equity instruments	399	399
Other non-current assets	4,755	7,520
Total non-current assets	188,273	155,605
Current assets
Inventories	14,093	11,295
Trade receivables	41,840	41,541
Other current assets	7,463	8,940
Cash and cash equivalents	168,133	196,028
Total current assets	231,529	257,803
Total assets	419,803	413,408

	As of June 30,	As of December 31,
In 000€	2022	2021
Equity and liabilities
Equity
Share capital	4,509	4,489
Share premium	238,724	233,872
Retained earnings and other reserves	(8,312)	(5,784)
Equity attributable to the owners of the parent	234,921	232,577
Non-controlling interest	(12)	1
Total equity	234,909	232,578
Non-current liabilities
Loans & borrowings	63,804	72,637
Lease liabilities	5,345	5,268
Deferred tax liabilities	4,486	4,371
Deferred income	6,361	4,952
Other non-current liabilities	2,839	2,168
Total non-current liabilities	82,835	89,396
Current liabilities
Loans & borrowings	17,866	17,849
Lease liabilities	3,459	3,353
Trade payables	26,380	20,171
Tax payables	840	783
Deferred income	36,482	33,306
Other current liabilities	17,032	15,972
Total current liabilities	102,059	91,434
Total equity and liabilities	419,803	413,408

Consolidated statement of cash flows (Unaudited)

	for the six months ended June 30,
In 000€	2022	2021*
Operating activities
Net (loss) profit for the period (*)	1,023	(275)
Non-cash and operational adjustments
Depreciation of property plant & equipment	7,630	7,591
Amortization of intangible assets	3,186	2,335
Impairment of goodwill and intangible assets	—	—
Share-based payment expense	(97)	(774)
Loss (gain) on disposal of property, plant & equipment	31	48
Movement in provisions	5	5
Movement reserve for bad debt and slow moving inventory	136	204
Financial income	(5,509)	(2,556)
Financial expense	2,564	5,515
Impact of foreign currencies	(61)	87
Share in loss (gain) of a joint venture (equity method)	—	—
(Deferred) income taxes (*)	885	27
Other non-current liabilities	—	—
Working capital adjustments	10,154	723
Decrease (increase) in trade receivables and other receivables	1,450	(1,528)
Decrease (increase) in inventories and contracts in progress	(2,839)	(1,188)
Increase (decrease) in deferred revenue	3,658	2,191
Increase (decrease) in trade payables and other payables	7,884	1,248
Income tax paid & Interest received	(201)	173
Net cash flow from operating activities	19,747	13,102

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on Net profit for the period and on (Deferred) income taxes is (51) k€.

	for the six months ended June 30,
In 000€	2022	2021
Investing activities
Purchase of property, plant & equipment	(7,494)	(2,453)
Purchase of intangible assets	(2,553)	(1,562)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	184	222
Acquisition of subsidiary (net of cash)	(25,610)	—
(Convertible) Loans granted	—	(4,370)
Other equity investments in non-listed entities	—	—
Net cash flow used in investing activities	(35,474)	(8,163)
Financing activities
Repayment of loans & borrowings	(9,018)	(7,219)
Repayment of leases	(1,668)	(1,909)
Capital increase	—	74,346
Interest paid	(1,155)	(1,064)
Other financial income (expense)	604	1,580
Net cash flow from (used in) financing activities	(11,236)	65,734
Net increase/(decrease) of cash & cash equivalents	(26,964)	70,673
Cash & Cash equivalents at the beginning of the year	196,028	111,538
Exchange rate differences on cash & cash equivalents	(930)	605
Cash & cash equivalents at end of the period	168,133	182,816

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2022	2021 (*)	2022	2021 (*)
Net profit (loss) for the period (*)	896	3,367	1,023	(275)
Income taxes (*)	600	207	898	27
Financial expenses	1,320	814	2,561	5,515
Financial income	(3,901)	(1,968)	(5,517)	(2,556)
Depreciation and amortization	5,374	4,845	10,816	9,926
Share in loss of joint venture	—	—	—	—
EBITDA	4,289	7,266	9,780	12,637
Share-based compensation expense (1)	(49)	(358)	(97)	(774)
Acquisition-related expenses of business combinations (2)	—	17	—	405
Adjusted EBITDA	4,240	6,925	9,683	12,268

(1)	Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represents expenses incurred in connection with the acquisition of our option to buy Link3D.
(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the six months ended June 30 net profit and income taxes is (51)k€.

Segment P&L (Unaudited)

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended June 30, 2022
Revenues	10,642	20,855	26,574	58,070	0	58,070
Segment (adj) EBITDA	821	4,474	1,581	6,876	(2,636)	4,240
Segment (adj) EBITDA %	7.7%	21.5%	5.9%	11.8%		7.3%
For the three months ended June 30, 2021
Revenues	10,032	17,544	23,268	50,844	(131)	50,713
Segment (adj) EBITDA	3,129	4,519	1,850	9,498	(2,572)	6,925
Segment (adj) EBITDA %	31.2%	25.8%	8.0%	18.7%		13.7%

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the six months ended June 30, 2022
Revenues	21,125	39,201	50,705	111,032	0	111,032
Segment (adj) EBITDA	2,753	7,701	4,192	14,647	(4,963)	9,683
Segment (adj) EBITDA %	13.0%	19.6%	8.3%	13.2%		8.7%
For the six months ended June 30, 2021
Revenues	20,251	33,776	42,381	96,408	(141)	96,266
Segment (adj) EBITDA	6,558	9,060	1,706	17,324	(5,059)	12,265
Segment (adj) EBITDA %	32.4%	26.8%	4.0%	18.0%		12.7%

(1)

Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2022	2021 (*)	2022	2021 (*)
Net profit (loss) for the period (*)	896	3,367	1,023	(275)
Income taxes (*)	600	207	898	27
Financial cost	1,320	814	2,561	5,515
Financial income	(3,901)	(1,968)	(5,517)	(2,556)
Share in loss of joint venture	—	—	—	—
Operating (loss) profit	(1,084)	2,420	(1,036)	2,710
Depreciation and amortization	5,374	4,845	10,816	9,926
Corporate research and development	816	774	1,465	1,466
Corporate headquarter costs	2,104	2,316	4,612	4,964
Other operating income (expense)	(640)	(857)	(1,211)	(1,742)
Segment adjusted EBITDA	6,568	9,498	14,647	17,324

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print. Impact on the six month ended June 30 net profit and income taxes is (51)k€.